EXHIBIT 99.1

ATLAS . PACIFIC . LIMITED

ACN 009 220 053

30th May 2006

The Manager
Australian Stock Exchange Ltd
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Sir

Re: Dividend and Share Buyback

The Board has reviewed current and projected revenue from the sale of pearls and other products as well as the likely future movements in expenditure, foreign exchange movements and operational conditions that the company may face and it believes that the likely after tax profit for the financial year ending 31st December 2006 will be in the order of $3 million.

The Board has approved the payment of an interim fully franked dividend of 1.5 cents per share. The record date for entitlement to the dividend payment will be the 16th June 2006 and the ex-dividend date will be the 12th June 2006. The payment date of the dividend will be 26th June 2006. It has been decided that the dividend reinvestment plan that is in place shall not be available for this dividend payment.

The Company also announces that it will undertake an on-market buyback of approximately 5% of its outstanding capital. The buyback will commence in July 2006 (date to be confirmed) and will be in place until the specified capital has been purchased.

Yours faithfully

GEORGE SNOW
Chairman

CRP03 Dividend and Share Buy-back may3006 doc

43 York Street, Subiaco, WA 6008 Australia • PO Box 8015, Subiaco East, WA 6008, Australia
TELEPHONE (61) (8) 9380 9444 • FACSIMILE (61) (8) 9380 9970 • WEBSITE http://www.atlaspacific.com.au • EMAIL atlas@atlaspacific.com.au